                                   Exhibit 99


Notice of Annual Meeting and Proxy Statement Dated November 9, 1998.

                            [LOGO] A. SCHULMAN INC.

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

     Notice is hereby given that the Annual Meeting of Stockholders of A. Schulman, Inc. will be held at the Fairlawn Country Club, 200 North Wheaton Road, Akron, Ohio, on Thursday, December 10, 1998 at 10:00 A.M., local time, for the purpose of considering and acting upon:

     1. The election of three (3) Directors for a three-year term expiring in 2001;

     2. The ratification of the selection by the Board of Directors of PricewaterhouseCoopers LLP as independent accountants for the fiscal year ending August 31, 1999;

     3. A stockholder proposal to declassify the Board of Directors;

     4. A stockholder proposal that the Board of Directors consider the prompt sale of the Corporation; and

     5. The transaction of any other business which properly may come before the meeting and any adjournments thereof.

     Stockholders of A. Schulman, Inc. of record at the close of business on October 16, 1998 are entitled to vote at the Annual Meeting and any adjournments thereof.

                                            By order of the Board of Directors

                                           JAMES H. BERICK
                                            Secretary

Akron, Ohio
November 9, 1998

YOUR VOTE IS IMPORTANT. STOCKHOLDERS ARE REQUESTED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.

                            [LOGO] A. SCHULMAN INC.

                            3550 West Market Street
                               Akron, Ohio 44333

                                PROXY STATEMENT

                                                                November 9, 1998

     The accompanying proxy is solicited by the Board of Directors of the Corporation for use at the Annual Meeting of Stockholders to be held on December 10, 1998, and any adjournments thereof.

     Stockholders of record at the close of business on October 16, 1998 (the record date) will be entitled to vote at the Annual Meeting. At that date the Corporation had issued and outstanding 33,112,505 shares of Common Stock, $1.00 par value. Each such share is entitled to one vote on all matters properly coming before the Annual Meeting. At least 16,556,253 shares of Common Stock of the Corporation must be represented at the meeting in person or by proxy in order to constitute a quorum for the transaction of business.

     This Proxy Statement and the accompanying form of proxy were first mailed to stockholders on November 9, 1998.

                             ELECTION OF DIRECTORS

     The Board of Directors of the Corporation presently is comprised of ten Directors. The Directors of the Corporation are divided into three classes; presently, Classes I and III each consist of three Directors and Class II consists of four Directors. At the Annual Meeting, three Directors of Class III are to be elected to serve for three-year terms expiring in 2001 and until their respective successors are duly elected and qualified.

     Unless a stockholder requests that voting of the proxy be withheld for any one or more of the nominees for Director in accordance with the instructions set forth on the proxy, it presently is intended that shares represented by proxies will be voted for the election as Directors of the three Class III nominees named in the table below.

     All nominees have consented to being named in this Proxy Statement and to serve if elected. Should any nominee subsequently decline or be unable to accept such nomination to serve as a Director, an event which the Board of Directors does not now expect, the persons voting the shares represented by proxies solicited hereby may vote such shares for a reduced number of nominees. For election as a Director, a nominee must receive the affirmative vote of the holders of a majority of shares of Common Stock represented at the meeting in person or by proxy. Neither abstentions nor broker non-votes will be counted as votes cast, although both will count toward the determination of the presence of a quorum and both will have the same effect as a vote cast against the nominee.

     The following information concerning each nominee and each Director continuing in office is based in part on information received from the respective nominees and Directors and in part on the Corporation's records:

                                                             PRINCIPAL
                                                         OCCUPATION DURING
                                                          PAST FIVE YEARS                      FIRST
               NAME OF                                     AND AGE AS OF                       BECAME
         NOMINEE OR DIRECTOR                             OCTOBER 16, 1998                     DIRECTOR
         -------------------                             -----------------                    --------

               NOMINEES TO SERVE UNTIL 2001 ANNUAL MEETING OF STOCKHOLDERS (CLASS III)

Terry L. Haines(1)                     President and Chief Executive Officer of the             1990
                                         Corporation since 1991; formerly, Chief Operating
                                         Officer, 1990-1991; Age 52

Dr. Paul Craig Roberts(2)              Columnist for The Washington Times since 1988 and for    1992
                                         Investor's Business Daily since 1998; Chairman of
                                         Institute for Political Economy since 1985;
                                         nationally syndicated Columnist for Creators
                                         Syndicate since March 1997; formerly, Distinguished
                                         Fellow, Cato Institute, 1993-1996; Columnist for
                                         Business Week, 1982-1998; William E. Simon Chair in
                                         Political Economy at Center for Strategic and
                                         International Studies, 1982-1993; and Assistant
                                         Secretary of Treasury for Economic Policy,
                                         1981-1982; Age 59

James A. Karman(2)                     President and Chief Operating Officer, RPM, Inc.         1995
                                         (coatings, sealants and specialty chemicals) since
                                         1978; formerly, Chief Financial Officer, RPM, Inc.
                                         1982-1993; Age 61

                                                2

                                                             PRINCIPAL
                                                         OCCUPATION DURING
                                                          PAST FIVE YEARS                      FIRST
               NAME OF                                     AND AGE AS OF                       BECAME
         NOMINEE OR DIRECTOR                             OCTOBER 16, 1998                     DIRECTOR
         -------------------                             -----------------                    --------
           CONTINUING DIRECTORS SERVING UNTIL 1999 ANNUAL MEETING OF STOCKHOLDERS (CLASS I)

Alan L. Ockene(3)(4)                   Member, Executive Committee of Akron Regional            1992
                                         Development Board; prior thereto, Chairman, Akron
                                         Regional Development Board, 1995-1997; formerly,
                                         President and Chief Executive Officer of General
                                         Tire, Inc. 1991-1994; and Vice President of
                                         Goodyear Tire & Rubber Company -- International,
                                         1985-1991; Age 67

Robert G. Wallace(2)(3)(4)             Retired; formerly Executive Vice President, Phillips     1988
                                         Petroleum Company and
                                         President of Phillips 66 Company; Age 72

Willard R. Holland(4)                  Chairman of the Board of FirstEnergy Corp. (electric     1995
                                         utility) since November 1, 1996; President and
                                         Chief Executive Officer, FirstEnergy Corp. since
                                         1993; Chairman of the Board and Chief Executive
                                         Officer of FirstEnergy Corp.'s subsidiary,
                                         Pennsylvania Power Company, since 1993; formerly,
                                         Chief Operating Officer, Ohio Edison Company, 1991-
                                         1993; prior thereto Senior Vice President, Detroit
                                         Edison Company (electric utility), 1988-1991; Age
                                         62

          CONTINUING DIRECTORS SERVING UNTIL 2000 ANNUAL MEETING OF STOCKHOLDERS (CLASS II)

Robert A. Stefanko(1)                  Chairman of the Board of the Corporation since 1991;     1980
                                         Executive Vice President -- Finance and
                                         Administration of the Corporation since 1989; Age
                                         55

Rene C. Rombouts                       General Manager of the Corporation's European            1992
                                         subsidiaries since 1993 and Director of European
                                         Marketing -- Manufactured Products of the
                                         Corporation since 1983; Age 60

Dr. Peggy Gordon Elliott(2)(4)         President, South Dakota State University since           1994
                                         January 1998; prior thereto, Senior Fellow,
                                         National Center for Higher Education 1996-1998;
                                         President, The University of Akron 1992-1996, and
                                         Chancellor and Chief Executive Officer, Indiana
                                         University Northwest, 1984-1992; Age 61

                                                             PRINCIPAL
                                                         OCCUPATION DURING
                                                          PAST FIVE YEARS                      FIRST
               NAME OF                                     AND AGE AS OF                       BECAME
         NOMINEE OR DIRECTOR                             OCTOBER 16, 1998                     DIRECTOR
         -------------------                             -----------------                    --------
James S. Marlen(2)                     Chairman of the Board of Ameron International            1995
                                         Corporation (construction and industrial
                                         manufacturing) since January, 1995; President and
                                         Chief Executive Officer of Ameron International
                                         Corporation since June, 1993; formerly, Vice
                                         President, GenCorp., Inc. (aerospace, automotive,
                                         chemical and plastics) and President, GenCorp.
                                         Polymer Products, a subsidiary of GenCorp., Inc.,
                                         1988-1993; Age 57

---------------
 (1) Member of Executive Committee
 (2) Member of Audit Committee
 (3) Member of Nominating Committee
 (4) Member of Compensation Committee

     Mr. Haines is a Director of FirstMerit Corporation and Ameron International Corporation. Dr. Roberts is a Director of 12 of the Value Line Mutual Funds. Mr. Wallace is a Director of Valmont Industries, Inc. Dr. Elliott is a Director of The Lubrizol Corporation. Mr. Marlen is a Director of Ameron International Corporation. Mr. Karman is a Director of RPM, Inc., Shiloh Industries, Inc. and Metropolitan Financial Corporation. Mr. Holland is a Director of FirstEnergy Corp. Mr. Ockene is a Director of Ameron International Corporation.

     The Board of Directors has established the following committees: Executive Committee, Audit Committee, Compensation Committee and Nominating Committee.

     The functions performed by the Audit Committee of the Board of Directors include: (i) recommending to the Board of Directors the appointment of a firm of independent accountants to examine the books and accounts of the Corporation and its subsidiaries; (ii) reviewing with the independent accountants the scope of their work, prior to their examination; (iii) reviewing with the independent accountants the scope of their examination after it has been completed, as well as any recommendations made by the independent accountants; (iv) reviewing with the independent accountants and approving each non-audit service performed or proposed to be performed by the independent accountants, as well as the relationship of audit to non-audit fees; and (v) considering the possible effect of the non-audit services upon the independence of the accountants. The Audit Committee held two meetings during the year ended August 31, 1998.

     The functions performed by the Compensation Committee of the Board of Directors include making recommendations to the Board of Directors concerning compensation policies, salaries, grants of stock options and other forms of compensation for management and certain other employees of the Corporation. The Compensation Committee held one meeting during the year ended August 31, 1998.

     The functions performed by the Nominating Committee include identifying potential directors and making recommendations as to the size, functions and composition of the Board and its committees. The Nominating Committee has no formal procedures for consideration of nominees recommended by stockholders. The Nominating Committee did not meet during the year ended August 31, 1998.

     The Board of Directors held ten meetings during the year ended August 31, 1998. All incumbent Directors attended at least 75% of the meetings of the Board of Directors and any committees thereof on which they served during the year, except Dr. Peggy Gordon Elliott.

COMPENSATION OF DIRECTORS

     Each Director of the Corporation who is not an employee of the Corporation receives an annual Director's fee of $25,000 plus $1,000 for each Board or committee meeting attended. Further, any Director serving as a Chairman of a committee receives an additional annual fee of $2,000. Each Director has the option to defer payment of all or a specified portion of his or her Director's fees and to receive, in lieu thereof, a number of units equivalent to the amount to be paid, divided by the closing price of the Corporation's Common Stock on the last business day of the year next preceding the year in question. Upon surrender of the units, the Director will receive a cash payment in an amount determined by multiplying the number of units times the market price of the Common Stock on the date immediately preceding the surrender date. In addition, on the first business day of February of each year, each non-employee Director of the Corporation receives a grant of an option to purchase 1,000 shares of the Common Stock of the Corporation, at an option price equal to the fair market value of such shares on the first business day immediately preceding the date of grant.

CERTAIN RELATED TRANSACTIONS; COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     James H. Berick, Secretary and a former Director and member of the Corporation's Compensation Committee, is the Chairman of Berick, Pearlman & Mills Co., L.P.A., which is retained by the Corporation as legal counsel.

     Gordon L. Trimmer, Vice President-North American Sales and Marketing, received a non-interest bearing bridge loan from the Corporation in connection with his transfer from Canada to the United States. The largest amount of such indebtedness to the Corporation outstanding during the fiscal year was $88,000. Mr. Trimmer has repaid this loan in full.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     This report describes the Corporation's executive compensation programs and the basis on which fiscal year 1998 compensation determinations were made by the Corporation's Compensation Committee in respect of the executive officers of the Corporation, including the Chief Executive Officer and the other executive officers named in the compensation tables in this proxy statement.

     To ensure that the compensation program is administered in an objective manner, the Compensation Committee is comprised entirely of independent Directors. The duties of the Compensation Committee include determining the base salary level and bonus for the Chief Executive Officer and for all other executive officers, and approving the design and awards of all other elements of the executive pay program. The Compensation Committee further evaluates executive performance and addresses other matters related to executive compensation.

COMPENSATION POLICY AND OVERALL OBJECTIVES

     In determining the amount and composition of executive compensation, the Compensation Committee's goal is to provide a compensation package that will enable the Corporation to attract and retain talented executives, reward outstanding performance and link the interests of the Corporation's executives to the interests of the Corporation's shareholders. In determining actual compensation levels, the Compensation Committee considers all elements of the program in total, rather than any one element in isolation.

     The Compensation Committee members believe that each element of the compensation program should target compensation levels at rates that are reflective of current market practices. Offering market-comparable pay opportunities allows the Corporation to maintain a stable, successful management team.

     Competitive market data is provided periodically by an independent compensation consultant. The data provided compares the Corporation's compensation practices to those of a group of comparison companies. The Corporation's market data for compensation comparison purposes is comprised of a group of diversified manufacturing companies that have national and international business operations. The Compensation Committee reviews and approves the selection of companies used for compensation comparison purposes.

     In establishing a comparison group for compensation purposes, the Compensation Committee neither bases its decisions on quantitative relative weights of various factors, nor follows mathematical formulae. Rather, the Compensation Committee exercises its discretion and makes its judgment after considering the factors it deems relevant.

     The key elements of the Corporation's executive compensation are base salary, annual bonuses and long-term incentives. These key elements are addressed separately below. In determining compensation, the Compensation Committee considers all elements of an executive's total compensation package.

BASE SALARIES

     The Compensation Committee regularly reviews each executive's base salary. Base salaries for executives initially are determined by evaluating executives' levels of responsibility, prior experience, breadth of knowledge, internal equity issues and external pay practices. Increases to base salaries are driven by individual performance and Corporation profitability. Individual performance is evaluated based on sustained levels of individual contribution to the Corporation.

     In determining Mr. Haines' base salary in 1998, the Compensation Committee considered the Corporation's financial performance for the prior year, Mr. Haines' individual performance and his long-term contributions to the success of the Corporation. The Compensation Committee also compares Mr. Haines' base salary to the base salaries of other chief executive officers.

ANNUAL BONUSES

     The Corporation's bonus program promotes the Corporation's pay-for-performance philosophy by providing executives with direct financial incentives in the form of annual cash bonuses based on individual performance. Annual bonus opportunities allow the Corporation to communicate specific goals that are of primary importance during the coming year and motivate executives to achieve these goals.

     Effective September 1, 1997, the Corporation instituted a new bonus program for the determination of executive officer bonus payouts. Under the new program, the Corporation established a total target award for each officer approximately equal to the average award provided to persons holding similar positions at comparable companies. The award was measured by stated threshold, target, and maximum percentages of salary. The officer's actual award was increased or decreased from the total target award based upon both Corporation and individual performance. Approximately one-half of the total target award potential was determined by the financial performance of the Corporation. This financial performance portion of the bonus was based upon (i) the world-wide performance of the Corporation for Mr. Haines, the President and Chief Executive Officer, and for the Chairman and Chief Financial Officer and (ii) the Corporation's performance in North America for all other officers. The remaining one-half of the total target award level was based upon each officer's individual performance. Mr. Haines' 1998 bonus award is reported in the Summary Compensation Table, below.

LONG-TERM INCENTIVES

     Long-term incentives are provided pursuant to the Corporation's 1991 Stock Incentive Plan (the "1991 Plan").

     In keeping with the Corporation's commitment to provide a total compensation package which includes at-risk components of pay, the Compensation Committee makes annual decisions regarding appropriate stock-based grants for each executive. When determining these awards, the Compensation Committee considers the Corporation's financial performance in the prior year, executives' levels of responsibility, prior experience, historical award data, and compensation practices at the comparison companies.

     Stock options were granted in 1998 at an option price equal to the fair market value of the Corporation's common stock on the date of grant. Accordingly, stock options granted in 1998 have value only if the stock price appreciates following the date the options are granted. This design focuses executives on the creation of shareholder value over the long term and encourages equity ownership of the Corporation. These stock options become exercisable at the rate of

25% per year commencing on the first anniversary of the date of grant of the option, so long as the holder remains employed by the Corporation or a subsidiary.

     In 1998, Mr. Haines received options to purchase 40,000 shares at the fair market value ($18.90625) of such shares on the date of grant. These grants were established after comparison to the averages of long-term incentive grants at the comparison companies. The Compensation Committee believes that this equity interest provides a strong link to the interests of shareholders.

RESTRICTED STOCK

     Shares of restricted stock were awarded to certain executives in 1998. Restricted stock awarded to executives vests five years after the date awarded. Because of its vesting requirements, restricted stock enhances the Corporation's ability to maintain a stable executive team, focused on the Corporation's long-term success. Restricted stock provides executives with an immediate link to shareholder interests. Dividends are accrued until the lapse of restrictions on the restricted stock and are paid out thereafter. In 1998, Mr. Haines received an award of 10,000 shares of restricted stock.

                                          The Compensation Committee:

                                          Willard R. Holland, Chairman
                                          Robert G. Wallace
                                          Alan L. Ockene
                                          Dr. Peggy Gordon Elliott

                       COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth the compensation paid or to be paid by the Corporation and its subsidiaries in respect of services rendered during the Corporation's last three fiscal years to the Corporation's Chief Executive Officer and each of the four most highly compensated executive officers (as measured by salary and bonus) whose aggregate salary and bonus during the fiscal year ended August 31, 1998, exceeded $100,000:

                           SUMMARY COMPENSATION TABLE

                                                                                LONG-TERM
                                                                               COMPENSATION
                                                                           --------------------
                                             ANNUAL COMPENSATION(1)               AWARDS
                                        --------------------------------   --------------------
                                                                 OTHER     RESTRICTED
                                                                ANNUAL       STOCK                ALL OTHER
                                FISCAL                         COMPENSA-    AWARD(S)    OPTIONS    COMPEN-
 NAME AND PRINCIPAL POSITION     YEAR    SALARY      BONUS      TION(2)       (3)         (#)     SATION(4)
------------------------------  ------  --------    --------   ---------   ----------   -------   ---------
Terry L. Haines                  1998   $380,000    $228,000    $     0     $189,063    40,000    $132,011(5)
  President & Chief              1997   $360,000    $165,000    $     0     $      0    37,000    $139,328
  Executive Officer              1996   $360,000    $145,000    $29,491     $184,000    30,000    $137,049
Robert A. Stefanko               1998   $315,000    $189,000    $     0     $151,250    35,000    $ 87,981(5)
  Chairman of the Board          1997   $300,000    $165,000    $     0     $      0    31,000    $ 93,950
  of Directors, Chief            1996   $300,000    $145,000    $ 7,976     $149,500    25,000    $ 92,904
  Financial Officer and
  Executive Vice President--
  Finance and Administration
Larry A. Kushkin                 1998   $225,000    $117,000    $     0     $      0         0    $ 42,375(5)
  Executive Vice President--     1997   $215,000    $145,000    $     0     $      0    22,000    $ 43,215
  International Automotive       1996   $215,000    $130,000    $29,206     $ 75,900    18,000    $ 41,942
  Operations
Leonard E. Emge                  1998   $157,500    $ 81,000    $     0     $      0         0    $ 16,860(5)
  Vice President--               1997   $150,000    $ 55,000    $     0     $      0     9,000    $ 16,110
  Manufacturing                  1996   $150,000    $ 50,000    $ 3,399     $ 41,400     7,000    $ 16,110
Gordon L. Trimmer                1998   $135,000    $ 70,000    $     0     $ 47,266    10,000    $ 63,642(5)
  Vice President--               1997   $ 88,537(6) $ 52,000    $     0     $      0     8,000    $ 11,006
  North American                 1996   $ 66,183(6) $ 40,728(6)  $ 7,065    $ 50,600     6,000    $  5,692
  Sales and Marketing

---------------

(1) Includes amounts earned in fiscal year, whether or not deferred.

(2) Represents the net value (market value less exercise price) realized in respect of Common Shares purchased from the Corporation pursuant to exercise of stock options.

(3) The total number of restricted shares and the aggregate market value at August 31, 1998 (based upon the fair market value at August 31, 1998 of $15.875): Mr. Haines held 24,000 shares valued at $381,000; Mr. Stefanko held 19,500 shares valued at $309,563; Mr. Kushkin held 6,300 shares valued at $100,013; Mr. Emge held 3,300 shares valued at $52,388; and Mr. Trimmer held 4,300 shares valued at $68,263. Dividends accrue but are not paid on the restricted shares until the restrictions thereon lapse.

(4) Represents the following compensation: Corporation contributions to Profit Sharing Plan; amounts accrued by the Corporation for the fiscal year under non-qualified profit sharing plan; Corporation payments of term life insurance premiums; amounts accrued by the Corporation for the fiscal year under deferred compensation agreements; reimbursement of moving expenses; and Director's fees received from the Corporation's Belgian subsidiary.

(5) Amounts shown include the following: Corporation contributions to Profit Sharing Plan -- $16,000 for each of Messrs. Haines, Stefanko, and Kushkin, $15,750 for Mr. Emge, and $13,500 for Mr. Trimmer; amounts accrued by the Corporation for the fiscal year ended August 31, 1998 under non-qualified profit sharing plan -- $22,000 for Mr. Haines, $15,500 for Mr. Stefanko, and $6,500 for Mr. Kushkin; Corporation payments of term life insurance premiums -- $1,110 for each named executive officer; amounts accrued by the Corporation under deferred compensation agreements for the fiscal year ended August 31, 1998 -- $75,061 for Mr. Haines ($22,518 of which was not vested), $37,531 for Mr. Stefanko ($11,259 of which was not vested), and $18,765 for Mr. Kushkin ($9,383 of which was not vested); moving expenses reimbursement -- $49,032 for Mr. Trimmer; and Director's fees received from the Corporation's Belgian subsidiary -- $17,840 for each of Messrs. Haines and Stefanko.

(6) All of Mr. Trimmer's compensation in respect of 1996, and a portion of his compensation in respect of 1997, was paid in Canadian dollars. The amounts shown reflect the currency exchange ratios at August 31, 1996 and August 31, 1997, which were $1 CN to $.6788 US and $1 CN to $.6038 US, respectively.

STOCK OPTIONS

     The following table contains information concerning the grant of stock options during fiscal year 1998 to the named executive officers. The amounts shown for each of the named executive officers as potential realizable values are based on arbitrarily assumed annualized rates of stock appreciation of five percent and ten percent over the full five-year term of the options, which would result in stock prices of approximately $24.13 and $30.49, respectively. No gain to the optionees is possible without an increase in stock price which will benefit all stockholders proportionately. Actual gains, if any, on an option exercise are dependent upon future performance of the Corporation's Common Stock and overall market conditions. There can be no assurance that the potential realizable values shown in this table will be achieved.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                     POTENTIAL REALIZABLE
                                      INDIVIDUAL GRANTS IN 1998                        VALUE AT ASSUMED
                       --------------------------------------------------------     ANNUAL RATES OF STOCK
                                         % OF TOTAL                                 PRICE APPRECIATION FOR
                                          OPTIONS       EXERCISE                      5-YEAR OPTION TERM
                                         GRANTED TO      OR BASE                    ----------------------
                          OPTIONS       EMPLOYEES IN    PRICE(3)     EXPIRATION      5% ($)       10% ($)
        NAME           (#)GRANTED(1)   FISCAL YEAR(2)    ($/SH)         DATE           (4)          (4)
        ----           -------------   --------------    ------         ----           ---          ---
Terry L. Haines            40,000           13.40%      $18.90625      7/7/03       $208,950     $461,750
Robert A. Stefanko         35,000           11.72%      $18.90625      7/7/03       $182,831     $404,031
Larry A. Kushkin                0               0%            N/A       N/A              N/A          N/A
Leonard E. Emge                 0               0%            N/A       N/A              N/A          N/A
Gordon L. Trimmer          10,000            3.35%      $18.90625      7/7/03       $ 52,238     $115,438

---------------

(1) All options for common shares were granted pursuant to the 1991 Plan. Such options become exercisable at the rate of 25% per year commencing on the first anniversary of the date of grant of the option, so long as the optionee remains employed by the Corporation.

(2) Based on 298,600 options granted to all employees.

(3) Fair market value on the date of grant.

(4) The share price represents the price of the Common Stock if the assumed annual rates of stock price appreciation are achieved. If the named executive officers realize these values, the Corporation's shareholders will realize aggregate appreciation in the price of the 33,112,505 shares of Common Stock outstanding of $173.0 million or $382.2 million, respectively, over the five-year term of the options.

                          SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth information as of October 16, 1998 in respect of beneficial ownership of shares of the Corporation's Common Stock by each Director, by each named executive officer, and by all Directors and executive officers as a group:

                                                     AMOUNT AND NATURE
                                                       OF BENEFICIAL      PERCENT OF
                       NAME                          OWNERSHIP(1)(2)(3)   OUTSTANDING
                       ----                          ------------------   -----------
Robert A. Stefanko                                         163,662               *
Dr. Peggy Gordon Elliott                                     2,311               *
Terry L. Haines                                            129,575               *
Dr. Paul Craig Roberts                                       4,591(4)            *
Rene C. Rombouts                                           121,490               *
Larry A. Kushkin                                            46,923               *
Alan L. Ockene                                               6,761               *
Robert G. Wallace                                            9,811               *
James S. Marlen                                              4,655               *
Willard R. Holland                                           3,655               *
James A. Karman                                              1,655               *
Leonard E. Emge                                             44,219               *
Gordon L. Trimmer                                           16,950               *
All Directors and
  Executive Officers as a
  group (16 persons)                                       624,771             1.9%

---------------

* Less than 1% of the shares outstanding

(1) Includes the following number of shares which are not owned, but can be purchased within 60 days upon the exercise of options granted under the Corporation's 1991 Stock Incentive Plan: 69,875 by Terry L. Haines; 37,000 by Larry A. Kushkin; 57,500 by Robert A. Stefanko; 16,000 by Leonard E. Emge; 46,500 by Rene C. Rombouts; 12,750 by Gordon L. Trimmer and 256,675 by all Directors and executive officers as a group.

(2) Includes the following number of shares which are not owned but can be purchased within 60 days upon the exercise of options granted under the Corporation's 1992 Non-Employee Directors' Stock Option Plan: 2,186 by each of Alan L. Ockene, Robert G. Wallace, and Dr. Paul Craig Roberts; 1,311 by Dr. Peggy Gordon Elliott; 655 by each of Willard R. Holland, James A. Karman, and James S. Marlen; and 9,834 shares by all Directors and executive officers as a group.

(3) Includes the following number of restricted shares of Common Stock awarded under the Corporation's 1991 Stock Incentive Plan: 24,000 for Terry L. Haines, 19,500 for Robert A. Stefanko, 6,300 for Larry A. Kushkin, 13,000 for Rene C. Rombouts, 3,300 for Leonard E. Emge, 4,200 for Gordon L. Trimmer and 79,000 for all Directors and executive officers as a group.

(4) Includes 100 shares held by Dr. Roberts as trustee for his son, the beneficial ownership of which Dr. Roberts disclaims.

                               PERFORMANCE GRAPH

     The following graph compares total stockholder returns in respect of the Corporation's Common Shares over the last five fiscal years (i.e. the cumulative changes over the past five-year period of $100 invested) to the Standard & Poor's 500 Stock Index ("S&P 500") and the Standard and Poor's Specialty Chemical Group ("S&P Specialty Chemicals"). Total return values for the Corporation's Common Shares, S&P 500 and S&P Specialty Chemicals were calculated based upon market weighting at the beginning of the period and include reinvestment of dividends on a quarterly basis. The stockholder returns shown on the graph below are not necessarily indicative of future performance.

     The following graph shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent the Corporation specifically incorporates this information by reference and otherwise shall not be deemed filed under such Acts.

                                      'A. Schulman,                           S&P Specialty
                                          Inc.'              S&P 500            Chemicals
Aug-93                                   100.00              100.00              100.00
Aug-94                                   114.53              105.45               96.77
Aug-95                                   115.89              127.97              121.75
Aug-96                                    96.72              151.89              120.92
Aug-97                                    99.13              213.45              143.78
Aug-98                                    73.55              230.78              115.72

EMPLOYMENT CONTRACTS AND CHANGE-IN-CONTROL ARRANGEMENTS

     The Corporation has employment agreements with Messrs. Haines, Stefanko, Kushkin, Trimmer, and certain other senior personnel. The employment agreements of Messrs. Haines, Stefanko, Kushkin and Trimmer have an initial three-year term. Such agreements automatically will be extended at the end of each month for an additional month unless prior notice of termination is given, to constitute at all times a three-year agreement; provided, however, that no such monthly extension shall occur after August 31, 2008, January 31, 2005, or July 31, 2002, or June 23, 2006, respectively. The employment agreements provide that in the event employment is terminated as a result of a merger, consolidation, liquidation, or change in control (collectively, "Change in Control") of the Corporation, or for any other reason except for death, disability or for cause, the employee shall be paid a lump sum amount equal to a multiple (equal to the initial term of such agreement) of the sum of (i) the higher of his annual salary payable prior to the event causing the termination or salary payable prior to the Change in Control, plus (ii) an amount equal to the higher of his bonus earned in the preceding fiscal year or the average bonus earned in the most recent three fiscal years. In addition, upon a Change in Control, each of the employment agreements provides that the employee also will continue to receive certain insurance benefits not provided to the employee by another source after termination, for a period of time equal to the original term of such employee's employment agreement, and the employee will be paid a lump sum amount equal to the sum of (i) any unpaid annual incentive compensation previously awarded to the employee, the payment of which was contingent only upon continued employment, and (ii) a pro rata portion of his bonus for the fiscal year in which the termination occurred. If the Corporation terminates an employee's employment without cause prior to the expiration of the term of the employment agreement or prior to a Change in Control, the employee shall receive his salary for the remaining term of his employment agreement, plus a bonus each year for the remaining term of his agreement in an amount equal to fifty percent of his average annual bonus during the most recent five calendar years of employment. If the employee's employment is terminated by reason of death, the Corporation shall pay a lump sum amount equal to sixty percent of the employee's salary for twenty-four months. In addition, the amounts described above payable under the employment agreements for Messrs. Haines, Stefanko and Kushkin shall be "grossed up" to cover certain taxes payable by the employee on certain of the amounts paid to such employee in respect of a Change in Control of the Corporation. Notwithstanding the foregoing, in respect of the employment agreement of Mr. Trimmer, the Corporation is not obligated to pay any amount which is in excess of the maximum amount which it can deduct for federal income tax purposes. These employment agreements may tend to discourage a takeover attempt of the Corporation inasmuch as a Change in Control of the Corporation could result in increased compensation expense.

     The Corporation has a qualified Profit Sharing Plan (the "Profit Sharing Plan") which provides that in any year the Corporation's Board of Directors, in its discretion, may authorize the payment of contributions to the Corporation's Profit-Sharing Trust, which contributions are allocated among participants. The maximum amount which may be allocated to a participant generally is limited to the lesser of (i) $30,000 or (ii) 25% of the participant's compensation. Participation in the Profit Sharing Plan is available to all salaried employees of the Corporation (and participating subsidiaries) who are employed on the last day of the Profit Sharing Plan Year. Benefits under the Profit Sharing Plan vest in accordance with a specified formula which provides for partial vesting starting after three years of employment with the Corporation and full vesting after seven years of employment with the Corporation. The assets of the Profit-Sharing Trust are invested, and each participant's account reflects the aggregate investment performance of the Trust assets. For the fiscal year ended August 31, 1998, the amounts contributed to the Profit Sharing Plan accounts of the persons listed in the Summary Compensation Table were: $16,000 for each of Messrs. Haines, Stefanko, and Kushkin, $15,750 for Mr. Emge and $13,500 for Mr. Trimmer.

     The Corporation also has a non-qualified Profit Sharing Plan (the "Non-Qualified Plan") which provides that in any year the Corporation's Board of Directors, in its discretion, may authorize the accrual by the Corporation of certain amounts for the benefit of the Non-Qualified Plan's participants, in order to restore to such participants amounts not available to them under the Profit Sharing Plan due to certain limitations thereunder. Benefits under the Non-Qualified Plan vest in accordance with a specified formula which provides for partial vesting starting after three years of employment with the Corporation and full vesting after seven years of employment with the Corporation. In addition, upon a Change in Control of the Corporation, benefits become fully vested. Amounts accrued by the Corporation under the Non-Qualified Plan for the benefit of each participant reflect the investment performance which would have been realized had a corresponding amount been invested for the benefit of such participant during such year in the Profit Sharing Trust pursuant to the Profit Sharing Plan. For the fiscal year ended August 31, 1998, the amounts accrued by the Corporation pursuant to the Non-Qualified Plan for the benefit of the persons listed in the Summary Compensation Table were: Mr. Haines, $22,000; Mr. Stefanko, $15,500; and Mr. Kushkin $6,500.

     The Corporation also has deferred compensation agreements with Messrs. Haines, Stefanko and Kushkin, providing for the payment of benefits for ten years following retirement, disability or death in the annual amount of $100,000 for Mr. Haines, $100,000 (under two agreements for $50,000 each) for Mr. Stefanko and $75,000 (under two agreements for $50,000 and $25,000, respectively) for Mr. Kushkin, except that any amounts payable at retirement will be reduced proportionately to the extent that Messrs. Haines, Stefanko and Kushkin are employed by the Corporation for less than ten years from the date of their agreements. The effective dates of Mr. Haines' Agreement is 1991, of Mr. Stefanko's two agreements are 1985 and 1991, and of Mr. Kushkin's two agreements are 1985 and 1992. No additional benefits are payable under the agreements upon a Change in Control of the Corporation; however, payment of all of the benefits of Messrs. Haines, Stefanko and Kushkin will be accelerated in the event of a termination of employment following certain Changes in Control. The Corporation owns and is the beneficiary of life insurance policies upon the lives of Messrs. Haines, Stefanko and Kushkin, in the amount of $1,000,000, $1,000,000 and $500,000, respectively.

                            SELECTION OF ACCOUNTANTS

     Upon the recommendation of its Audit Committee, the Board of Directors of the Corporation has selected PricewaterhouseCoopers LLP as independent accountants to examine the books, records and accounts of the Corporation and its subsidiaries for the fiscal year ending August 31, 1999. In accordance with past practice, this selection is being presented to stockholders for ratification or rejection at this Annual Meeting. The Board of Directors recommends that such selection be ratified. PricewaterhouseCoopers LLP was the independent accountant of the Corporation for the fiscal year ended August 31, 1998, and is considered by the Board of

Directors to be well qualified. Representatives of PricewaterhouseCoopers LLP will be present at the Annual Meeting to make a statement if they desire to do so and will be available to respond to appropriate questions.

     For ratification, this proposal will require the affirmative vote of the holders of a majority of the shares of Common Stock represented at the meeting in person or by proxy. If the resolution is rejected, or if PricewaterhouseCoopers LLP declines to act or becomes incapable of action, or if its employment is discontinued, the Board will appoint other public accountants whose continued employment after the following Annual Meeting of Stockholders will be subject to ratification by stockholders.

                           STOCKHOLDER PROPOSAL NO. 1

     The following proposal was submitted by William Steiner, a stockholder of the Corporation. Mr. Steiner has informed the Corporation that his address is 4 Radcliff Drive, Great Neck, New York 11024 and that he is the owner of 1,300 shares of the Corporation's Common Stock.

          "RESOLVED, that the stockholders of the Company request that the Board of Directors take the necessary steps, in accordance with state law, to declassify the Board of Directors so that all directors are elected annually, such declassification to be effected in a manner that does not affect the unexpired terms of directors previously elected."

SUPPORTING STATEMENT SUBMITTED BY MR. STEINER:

          "The election of directors is the primary avenue for stockholders to influence corporate governance policies and to hold management accountable for it's implementation of those policies. I believe that the classification of the Board of Directors, which results in only a portion of the Board being elected annually, is not in the best interests of the Company and it's stockholders.

          I believe that the Company's classified Board of Directors maintains the incumbency of the current Board and therefore of current management, which in turn limits management's accountability to stockholders.

          The elimination of the Company's classified Board would require each new director to stand for election annually and allow stockholders an opportunity to register their views on the performance of the Board collectively and each director individually. I believe this is one of the best methods available to stockholders to insure that the Company will be managed in a manner that is in the best interests of the stockholders.

          I believe that concerns expressed by Companies with classified boards that the annual election of all directors could leave companies without experienced directors in the event that all incumbents are voted out by stockholders, are unfounded. In my view, in the unlikely event that stockholders vote to replace all directors, this decision would express stockholder dissatisfaction with the incumbent directors and reflect the need for change.

                 I URGE YOUR SUPPORT, VOTE FOR THIS RESOLUTION"

STATEMENT OF THE BOARD OF DIRECTORS RECOMMENDING A VOTE AGAINST STOCKHOLDER PROPOSAL NO. 1:

     The Board of Directors believes that the present system of electing Directors of the Corporation in three classes is in the best interests of the Corporation and its stockholders and should not be changed.

     Mr. Steiner points out that the election of Directors is the primary avenue for stockholders to influence corporate governance policy and to hold management accountable for its implementation of those policies. However, corporate accountability depends upon responsible and experienced individuals diligently fulfilling their obligations to the stockholders, not upon whether Directors serve terms of one year or three years. A classified board in no way diminishes or affects the fiduciary and legal obligations owed to stockholders by Directors. The Corporation's classified board structure permits stockholders annually to review corporate decision-making and affords them the opportunity to change approximately one-third of the Directors each year. Thus, the stockholders have the power, in any given year, to change substantially the Board of Directors' composition and character. This system permits significant annual changes in the Board of Directors, if desired by the stockholders, while avoiding the risk of sudden and disruptive changes in corporate business strategy and policies that could arise if even a majority of new Directors were elected in a single year.

     In addition, a classified board protects stockholders against potentially coercive takeover tactics by which a party might attempt to acquire control on terms that do not offer the greatest value to all stockholders. For example, throughout the 1980s, there were a number of attempts by individuals and entities to acquire significant minority positions in companies with the intent of obtaining actual control by electing their own slate of directors, or of achieving some other goal, such as the repurchase of their shares at a premium, by threatening to obtain control. Such attempts can seriously disrupt the conduct of business of a company and cause it to incur substantial expense to the detriment of its stockholders. A classified board discourages such actions because it prevents the immediate removal of all directors. A classified board is intended to encourage a person seeking to obtain control of the Corporation to negotiate with the Directors. In general, at least two stockholders' meetings would be necessary to effect a change in control of the Board of Directors. The classified system thus ensures that the Board of Directors will have sufficient time to review any takeover proposal and to develop an appropriate response without operating under the threat of its complete removal, thereby enhancing the Board of Directors' ability to negotiate the best result for all of the Corporation's stockholders.

     Further, the adoption of this stockholder proposal would not in itself declassify the Board of Directors and result in the annual election of Directors. If approved by the stockholders, Mr. Steiner's proposal would only require the Board of Directors to consider taking the necessary steps to declassify the Board of Directors. To effect the declassification of the Board of Directors, the relevant provisions of the Corporation's Restated Certificate of Incorporation would be required to be amended. Such an amendment would require the approval of the Board of Directors and the affirmative vote of holders of 80% of the outstanding shares of Common Stock of the Corporation.

REQUIRED VOTE

     The approval of Mr. Steiner's proposal requires the affirmative vote of a majority of the shares of Common Stock of the Corporation represented at the meeting in person or by proxy. Neither abstentions nor broker non-votes will be counted as votes cast, although both will count toward the determination of the presence of a quorum and both will have the same effect as a vote cast against the proposal.

          THE BOARD OF DIRECTORS HAS CONCLUDED THAT A CLASSIFIED BOARD IS IN THE BEST INTERESTS OF THE CORPORATION AND ITS STOCKHOLDERS AND RECOMMENDS A VOTE AGAINST THE ADOPTION OF STOCKHOLDER PROPOSAL NO. 1. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE SO VOTED UNLESS STOCKHOLDERS OTHERWISE SPECIFY IN THEIR PROXIES.

                           STOCKHOLDER PROPOSAL NO. 2

     The following proposal was submitted by Charles Miller, a stockholder of the Corporation. Mr. Miller has informed the Corporation that his address is 23 Park Circle, Great Neck, New York 11021 and that he is the owner of 400 shares of the Corporation's Common Stock.

          "Resolved that the shareholders of A. Schulman Inc. Corporation urge the A. Schulman Inc. Board of Directors to arrange for the prompt sale of
     A. Schulman Inc. to the highest bidder."

SUPPORTING STATEMENT SUBMITTED BY MR. MILLER

          "The purpose of the Maximize Value Resolution is to give all A. Schulman Inc. shareholders the opportunity to send a message to the A. Schulman Inc. Board that they support the prompt sale of A. Schulman Inc. to the highest bidder. A strong and or majority vote by the shareholders would indicate to the board the displeasure felt by the shareholders of the shareholder returns over many years and the drastic action that should be taken. Even if it is approved by the majority of the A. Schulman Inc. shares represented and entitled to vote at the annual meeting, the Maximize Value Resolution will not be binding on the A. Schulman Inc. Board. The proponent however believes that if this resolution receives substantial support from the shareholders, the board may choose to carry out the request set forth in the resolution:

          The prompt auction of A. Schulman Inc. should be accomplished by any appropriate process the board chooses to adopt including a sale to the highest bidder whether in cash, stock, or a combination of both. It is expected that the board will uphold its fiduciary duties to the utmost during the process.

          The proponent further believes that if the resolution is adopted, the management and the board will interpret such adoption as a message from the company's stockholders that it is no longer acceptable for the board to continue with its current management plan and strategies.

                 I URGE YOUR SUPPORT, VOTE FOR THIS RESOLUTION"

STATEMENT OF THE BOARD OF DIRECTORS RECOMMENDING A VOTE AGAINST STOCKHOLDER PROPOSAL NO. 2

     The Board of Directors and management of the Corporation are committed to increasing stockholder value and at all times are willing to consider alternative strategies to accomplish this goal. The Board of Directors, together with management and outside advisors, regularly evaluate the Corporation's strategies for maximizing stockholder value and continue to concentrate on improving the Corporation's earnings on a long-term, sustained basis.

     The Board of Directors consists of experienced individuals who are familiar with the Corporation's businesses and the markets in which the Corporation operates. The Board of Directors believes that, at present, the interests of the stockholders are best served by the Corporation focusing primarily on increasing operating earnings. Therefore, the Corporation will attempt to improve its long-term prospects by continuing its efforts to increase growth, expand its global markets and increase market penetration, explore acquisitions and alliances which will complement the Corporation's businesses, and continue improvement in operating efficiencies. Further, the Board of Directors believes that, at present, public market valuations of specialty chemical companies in general, including the Corporation, are extremely low compared to other periods. Accordingly, the Board of Directors believes it is not in the best interests of the Corporation's stockholders to arrange for a sale of the Corporation in the present market environment.

     The Board of Directors believes that continued focus on the Corporation's increased growth, global market expansion, acquisition strategies and improved operating efficiencies will enhance stockholder value over the long term. The Board of Directors believes that this proposal could seriously prejudice and jeopardize the financial interests of the Corporation's stockholders. Although the proposal only requests and does not obligate the Board of Directors to take the recommended action, the Board of Directors believes that an announcement that such proposal has been adopted could severely damage the Corporation's relationships with its customers, joint venture partners, independent sales agents and employees. Such results could have an adverse impact on the Corporation's ability to compete effectively in the short and long term, leading to a potential decline in revenues, profits, and stockholder value.

     Regardless of the outcome of the vote on this proposal, the Board of Directors has and will continue to consider all reasonable avenues to increase stockholder value. However, the Board of Directors believes it is in the best interests of the stockholders to allow the Board of Directors to maintain the flexibility of determining the appropriate courses of action. Therefore, for all of the reasons stated above, the Board of Directors urges stockholders to reject this proposal.

REQUIRED VOTE

     The approval of Mr. Miller's proposal requires the affirmative vote of a majority of the shares of Common Stock of the Corporation represented at the meeting in person or by proxy. Neither abstentions nor broker non-votes will be counted as votes cast, although both will count toward the determination of the presence of a quorum and both will have the same effect as a vote cast against the proposal.

          THE BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST THE ADOPTION OF STOCKHOLDER PROPOSAL NO. 2. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE SO VOTED UNLESS STOCKHOLDERS OTHERWISE SPECIFY IN THEIR PROXIES.

                        COMPLIANCE WITH SECTION 16(a) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Securities Exchange Act of 1934 requires the Corporation's officers and Directors, and persons who own more than 10% of the Corporation's Common Stock, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. John M. Myles, an officer of the Corporation, filed his initial statement of beneficial ownership on Form 3 subsequent to the due date for such filing. Peggy Gordon Elliott, James A. Karman and Willard R. Holland, each a Director of the Corporation, and James H. Berick, a former Director of the Corporation, each filed his or her annual report of beneficial ownership on Form 5 subsequent to the due date for such filing. Such Forms 5 reported six, five, six and four transactions, respectively, in connection with units received pursuant to the Corporation's Directors' Deferred Compensation Plan.

                                 OTHER MATTERS

     The Board of Directors knows of no matters to be presented for action at the Annual Meeting other than those described in this Proxy Statement. Should other matters come before the meeting, the shares represented by proxies solicited hereby will be voted in respect thereof in accordance with the best judgment of the proxy holders.

                              GENERAL INFORMATION
VOTING OF PROXIES

     Shares represented by properly executed proxies will be voted at the meeting, and if a stockholder has specified how the shares represented thereby are to be voted, they will be voted in accordance with such specification. It is intended that shares represented by proxies on which no specification has been made will be voted for the election of Directors and the ratification of the selection of the independent accountants and against stockholder proposal No. 1 and stockholder proposal No. 2.

STOCKHOLDER PROPOSALS

     Proposals of stockholders intended to be presented at the next Annual Meeting of Stockholders, presently scheduled for December 1999, must be received by the Corporation no later than July 13, 1999 for consideration for inclusion in the proxy statement and form of proxy for that meeting.

REVOCATION OF PROXIES

     A proxy may be revoked at any time before a vote is taken or the authority granted is otherwise exercised. Revocation may be accomplished by the execution of a later proxy with regard to the same shares or by giving notice in writing or in open meeting.

SOLICITATION OF PROXIES

     The cost of soliciting the accompanying proxies will be borne by the Corporation. The Corporation may reimburse brokers, nominees, fiduciaries and custodians their reasonable expenses for sending proxy material to principals and obtaining their instructions. In addition to solicitation by mail, proxies may be solicited in person, by telephone or telegraph or by officers, Directors and regular employees of the Corporation. Further, the Corporation has retained Corporate Investor Communications to perform solicitation services in connection with this proxy statement. For such services, Corporate Investor Communications will receive a fee of approximately $6,000 and will be reimbursed for certain out-of-pocket expenses and indemnified against certain liabilities incurred in connection with this proxy solicitation.

                                            By order of the Board of Directors

                                           JAMES H. BERICK
                                            Secretary
November 9, 1998